FORM T-3:         ALAMOSA (DELAWARE), INC.

===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                              --------------------

                            ALAMOSA (DELAWARE), INC.
                               (Name of Applicant)

                               5225 South Loop 289
                              Lubbock, Texas 79424
                    (Address of Principal Executive Offices)
                     SECURITIES TO BE ISSUED UNDER THE
                           INDENTURES TO BE QUALIFIED
             Title of Class                                      Amount
       11% Senior Notes due 2010                              $277.1 million
   12% Senior Discount Notes due 2009                         $252.3 million

         Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:              Copies to be sent to:
             Kendall Cowan                         J. Gregory Milmoe, Esq.
        Chief Financial Officer         Skadden, Arps, Slate, Meagher & Flom LLP
       Alamosa (Delaware), Inc.                       Four Times Square
          5225 South Loop 289                      New York, New York 10036
         Lubbock, Texas 79424                           (212) 735-3000
            (806) 722-1100

         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

================================================================================

1.       General Information

         (a) Alamosa (Delaware), Inc. ("Alamosa Delaware" or the "Corporation") is a Delaware corporation.

         (b) Alamosa (Delaware), Inc. was organized under the laws of the State of Delaware.

2.       Securities Act Exemption Applicable

         The Corporation and Alamosa Holdings, Inc. ("Alamosa") are offering (the "Exchange Offers") to exchange: (i) $650 principal amount of the Corporation's 11% Senior Notes due 2010 (the "New Senior Notes") pursuant to the New Senior Notes Indenture (the "New Senior Notes Indenture") and one (1) unit (a "Unit," each such Unit to consist of one (1) share of Series B Convertible Preferred Stock of Alamosa and 73.61 Contingent Value Rights ("CVRs," as more fully defined herein)) for each $1,000 principal amount of 12.5% Senior Notes due 2011 (CUSIP No. 011588ABC) and 13.625% Senior Notes due 2011 (CUSIP No. 011588AD2) issued by the Corporation and guaranteed by Alamosa (collectively, the "Senior Notes") (holders of Senior Notes who tender their securities for exchange will also receive cash, at the time of distribution of the New Notes and the Units, in an amount equal to any accrued and unpaid interest on the Senior Notes) and (ii) $650 original issue amount of Alamosa Delaware's 12.0% Senior Discount Notes due 2009 (the "New Senior Discount Notes," together with the New Senior Notes the "New Notes") pursuant to the New Senior Discount Notes Indenture (the "Senior Discount Notes Indenture," and together with the New Senior Notes Indenture, the "New Indentures") and one (1) Unit for each $1,000 accreted amount as of the closing of outstanding 12.875% Senior Discount Notes due 2010 (CUSIP No. 011593AA5) issued by the Corporation and guaranteed by Alamosa (the "Senior Discount Notes" and together with the Senior Notes, the "Existing Notes"). In connection with the Exchange Offers, we are also soliciting consents to amendments (the "Proposed Amendments") to the Existing Notes which, subject to consummation of the Exchange Offers, would eliminate substanitially all covenant protection under the indentures governing the Existing Notes. The complete terms of the Exchange Offers are contained in the Combined Offering Circular, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated September 12, 2003 (the "Disclosure Statement"), and in related documents incorporated by reference herein as Exhibit T3E.

         As the New Notes are proposed to be offered for exchange by the Corporation with its existing security holders exclusively and solely for outstanding securities of the Corporation, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Corporation by or through an underwriter at or about the same time as the Exchange Offers for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Disclosure Statement and related documents and the engagement of Wells Fargo Bank Minnesota, N.A. as Exchange Agent and Information Agent for the Corporation. No holder of the outstanding securities has made or will be requested to make any cash payment to the Corporation in connection with the Exchange Offers.

                                  AFFILIATIONS

3.       Affiliates

         The following is a list of affiliates of the Corporation as of the date of this application. The voting securities of each of these entities are owned 100% by its immediate parent unless indicated otherwise.

                                                          Jurisdiction of
                Name of Company                            Organization
-------------------------------------------                ------------

Alamosa PCS Holdings, Inc.                                   Delaware
Alamosa Delaware Operations, LLC                             Delaware
Alamosa Holdings, LLC                                        Delaware
Alamosa PCS, Inc.                                            Delaware
Alamosa Missouri, LLC (1)                                    Missouri
Washington Oregon Wireless, LLC                              Oregon
SWGP, L.L.C.                                                 Oklahoma
SWLP, L.L.C.                                                 Oklahoma
Southwest PCS, L.P. (2)                                      Oklahoma
Southwest PCS Properties, LLC                                Delaware
Southwest PCS Licenses, LLC                                  Delaware
Alamosa Wisconsin GP, LLC                                    Wisconsin
Alamosa Finance, LLC                                         Delaware
Alamosa Limited, LLC                                         Delaware
Alamosa Delaware GP, LLC                                     Delaware
Alamosa Wisconsin Limited Partnership  (3)                   Wisconsin
Texas Telecommunications LP   (4)                            Texas
Alamosa Missouri Properties, LLC (5)                         Missouri
Washington Oregon Wireless Properties, LLC                   Delaware
Washington Oregon Wireless Licenses, LLC                     Delaware
Alamosa (Wisconsin) Properties, LLC                          Wisconsin
Alamosa Properties, LP (6)                                   Wisconsin
--------------------

(1)  Formerly Roberts Wireless Communications, L.L.C.
(2)  Owned by SWGP, LLC and SWLP, LLC.
(3) Owned by Alamosa PCS, Inc., Alamosa PCS Holdings, Inc., and Alamosa Wisconsin GP, LLC.
(4)  Owned by Alamosa Limited, LLC and Alamosa Delaware GP, LLC.
(5)  Formerly Roberts Wireless Properties, LLC.
(6)  Owned by Texas Telecommunications, LP and Alamosa Delaware GP, LLC.

                             MANAGEMENT AND CONTROL

4.       Directors and Executive Officers

         The following table lists the names and offices held by all directors and executive officers of the Corporation as of April 30, 2003. The mailing address for each of the individuals listed in the following table is:

                                      c/o Alamosa Holdings, Inc.
                                          5225 South Loop 289
                                         Lubbock, Texas 79424
                                            (806) 722-1100

         Name                              Office
-----------------------     ----------------------------------------------------
David E. Sharbutt           Chairman of the Board of Directors and Chief
                            Executive Officer
Kendall W. Cowan            Chief Financial Officer
Tony Sabatino               Chief Technology Officer
Margaret Couch              Chief Marketing Officer
Steven A. Richardson        Chief Operating Officer
Loyd I. Rinehart            Director, Senior Vice President of Corporate Finance
Ray M. Clapp, Jr.           Director
Scotty Hart                 Director
Schuyler B. Marshall        Director
Jimmy R. White              Director
Thomas F. Riley, Jr.        Director
Michael V. Roberts          Director
Steven C. Roberts           Director
Dr. Allen T. McInnes        Director
John F. Otto, Jr.           Director

5.       Principal Owners of Voting Securities

         As of September 9, 2003 no persons owned 10% or more of the voting securities of the Corporation.

                             UNDERWRITERS

6.       Underwriters

        (a) Attached hereto as Annex A is a chart containing the name and complete mailing address of each person who within three years prior to the date hereof acted as an underwriter of any securities of the Corporation which are outstanding on the date hereof, and the title of each class of securities underwritten.

        (b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the New Indentures.

                               CAPITAL SECURITIES

7.       Capitalization

         (a) As of August 31, 2003

                                Title of Class                                   Amount Authorized   Amount Outstanding
-------------------------------------------------------------------------------- -----------------  (dollars in millions)
                                                                                                    --------------------
Common Stock, par value $0.01 per share                                              290,000,000         95,282,370
Preferred stock, par value $.01 per share (1)                                         10,000,000                  0
Series B Convertible Preferred Stock, par value $.01 per share (2)                       750,000                  0
12.875% Senior Discount Notes due 2010 (3)                                                  $350             $292.3
12.5% Senior Notes due 2011 (3)                                                             $250               $250
13.625% Senior Notes due 2011 (3)                                                           $150               $150
New 12% Senior Discount Notes due 2009 (2)                                                  $237.6                0
New 11% Senior Notes due 2010 (2)                                                           $260                  0

--------------------

(1) To be issued pursuant to the restructuring, to be issued as Series B Convertible Preferred Stock.
(2)  To be issued pursuant to the restructuring.
(3)  To be extinguished pursuant to the restructuring.


         (b) Voting Rights

                  (i) Each holder of common stock entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question;

                  (ii) Each holder of preferred stock entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of preferred stock held by such stockholder which has voting power upon the matter in question voting as a group with holders of common stock, however, holders of preferred stock are entitled to vote as a separate class regarding certain matters;

                  (iii) Holders of Senior Notes and Senior Discount Notes generally are not entitled to vote at any meeting of stockholders.

                              INDENTURE SECURITIES

8.       Analysis of Indenture Provisions

         The New Notes will be issued under indentures (the "Indentures") to be dated as of the consummation of the Exchange Offers and entered into between the Corporation and Wells Fargo Bank N.A. as trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indentures, forms of which are attached as Exhibits T3C.1 and TC3.2 hereto and incorporated by reference herein. Alamosa Delaware has not entered into the Indentures as of the date of this filing, and the terms of the Indentures are subject to change prior to their execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indentures.

         (a) Events of Default; Withholding of Notice

         A summary description of the Events of Default may be found under the heading "Description of Notes - Events of Default" in the Disclosure Statement, and may be found in section 6.01 of each series' respective indenture.

         The provisions regarding withholding of notice may be found in section
7.05 of each series' respective indenture.

         (b) Authentication and Delivery of New Notes, Use of Proceeds

         A summary description of the provisions regarding authentication and delivery of the New Notes may be found under the heading "The Exchange Offers - Acceptance of Existing Notes for Exchange; Delivery of the Exchange Consideration" in the Disclosure Statement, and may be found in section 2.02 of each series' respective indenture.

          (c) Release and Substitution of Property Subject to the Lien of the Indentures

         The New Notes are not secured by any lien on any property.

         (d) Satisfaction and Discharge of the Indentures

         A summary description of the provisions regarding the satisfaction and discharge of the New Notes may be found under the heading "Description of New Notes - Defeasance" in the Disclosure Statement, and may be found in section
8.01 of each series' respective indenture.

          (e) Evidence Required to be Furnished by the Corporation to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indentures

         The provisions regarding evidence to be furnished to the Trustee regarding compliance with the conditions and covenants of the indenture may be found in section 4.16 may be found in section 4.16 of each series' respective indenture.

9.       Other Obligors

         The New Notes are issued by Alamosa Delaware and guaranteed by certain of its subsidiaries as set forth below. The mailing address for each of the individuals listed in the following table is:

                           c/o Alamosa Holdings, Inc.
                               5225 South Loop 289
                              Lubbock, Texas 79424
                                 (806) 722-1100

                              Subsidiary Guarantors

                            ----------------------------------------------------
                            Alamosa PCS, Inc.
                            Texas Telecommunications LP
                            Alamosa Wisconsin Limited Partnership
                            Alamosa Delaware GP, LLC
                            Alamosa Wisconsin GP, LLC
                            Alamosa Finance, LLC
                            Alamosa Limited, LLC
                            Alamosa Holdings, LLC
                            Alamosa (Wisconsin) Properties, LLC
                            Alamosa Properties, LP
                            Alamosa Missouri, LLC
                            Alamosa Missouri Properties, LLC
                            Washington Oregon Wireless, LLC
                            Washington Oregon Wireless Properties, LLC
                            Washington Oregon Wireless Licenses, LLC
                            SWGP, L.L.C.
                            SWLP, L.L.C.
                            Southwest PCS, L.P.
                            Southwest PCS Properties, LLC
                            Southwest PCS Licenses, LLC


Content of Application for Qualification. This application for qualification comprises:

         (b) Pages number 1 to 8 consecutively.

         (c) The statements of eligibility and qualification on Form T-1 of Wells Fargo Bank N.A., as Trustee under the Indenture to be qualified (included as Exhibits 25.1 and 25.2 hereto).

         (d) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

List of Exhibits

Exhibit  99.T3A   --  Certificate of Incorporation of Alamosa (Delaware),
                      Inc. (filed as Exhibit 3.1 to its Form 10Q, for the Quarter Ended June 30, 2001, and incorporated by reference herein)
Exhibit  99.T3B   --  Bylaws of Alamosa (Delaware), Inc. (filed as Exhibit
                      3.2 to its Registration Statement on Form S-4, dated May 9, 2001, and incorporated by reference herein)
Exhibit  99.T3C.1 --  11% Senior Notes Form of Indenture between Alamosa
                      (Delaware), Inc. and Wells Fargo Corporate Trust, as Trustee (filed herewith).
Exhibit  99.T3C.2 --  12% Senior Discount Notes Form of Indenture between
                      Alamosa (Delaware), Inc. and Wells Fargo Corporate Trust, as Trustee (filed herewith)
Exhibit  99.T3D   --  Not Applicable
Exhibit  99.T3E   --  Combined Offering Circular, Consent Solicitation and
                      Disclosure Statement Soliciting Acceptances of A Prepackaged Plan of Reorganization
Exhibit  99.T3F   --  A cross reference sheet showing the location in the
                      Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibits T3C.1 and TC3.2 herewith)
Exhibit  99.T3G   --  Form of Contingent Value Rights Agreement
Exhibit  99.T3H-1 --  Form T-1 for the 11% Senior Notes Indenture
                      qualifying Wells Fargo Bank Minnesota, N.A. as Trustee under the Indenture to be qualified (filed herewith)
Exhibit  99.T3H-2 --  Form T-1 for the 12% Senior Discount Notes Indenture
                      qualifying Wells Fargo Bank Minnesota, N.A. as Trustee under the Indenture to be qualified (filed herewith)

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Alamosa (Delaware), Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lubbock, and State of Texas, on the 12th day of September, 2003.


(Seal)
Attest:



ALAMOSA (DELAWARE), INC.


By:


       /s/ Kendall Cowan
------------------------------------
Name: Kendall Cowan
Title: Chief Financial Officer

                                     ANNEX A



---------------------------------------- ---------------------------------- ---------------------------------------------
              UNDERWRITER                             ADDRESS                                 SECURITY
              -----------                             -------                                 --------
---------------------------------------- ---------------------------------- ---------------------------------------------
Salomon Smith Barney Inc                 32nd Floor                         o    Alamosa Holdings, Inc. Common Stock
                                         388 Greenwich Street                    Par Value $0.01
                                         New York, NY 10013                 o    Alamosa (Delaware), Inc. 12.5%
                                                                                 Senior Notes due 2011
                                                                            o    Alamosa (Delaware), Inc. 13.625%
                                                                                 Senior Notes due 2011
                                                                            o    Alamosa (Delaware), Inc. 12.875%
                                                                                 Senior Discount Notes due 2010
---------------------------------------- ---------------------------------- ---------------------------------------------
Credit Suisse First Boston Corporation   Credit Suisse First Boston         o    Alamosa Holdings, Inc. Common Stock
                                         Corporation                             Par Value $0.01
                                         Eleven Madison Avenue              o    Alamosa (Delaware), Inc. 12.5%
                                         New York, NY 10010-3629                 Senior Notes due 2011
                                                                            o    Alamosa (Delaware), Inc. 12.875%
                                                                                 Senior Discount Notes due 2010
---------------------------------------- ---------------------------------- ---------------------------------------------
Deutsche Bank Securities Inc.            31 West 52nd Street                o    Alamosa Holdings, Inc. Common Stock
                                         New York, NY 10019                      Par Value $0.01

---------------------------------------- ---------------------------------- ---------------------------------------------
Lehman Brothers Holdings Inc.            745 Seventh Avenue                 o    Alamosa Holdings, Inc. Common Stock
                                         New York, NY 10019                      Par Value $0.01
                                                                            o    Alamosa (Delaware), Inc. 12.5%
                                                                                 Senior Notes due 2011
                                                                            o    Alamosa (Delaware), Inc. 12.875%
                                                                                 Senior Discount Notes due 2010
---------------------------------------- ---------------------------------- ---------------------------------------------
TD Securities (USA) Inc.                 31 West 52nd Street                o    Alamosa (Delaware), Inc. 12.5%
                                         New York, NY 10019-6101                 Senior Notes due 2011
                                                                            o    Alamosa (Delaware), Inc. 13.625%
                                                                                 Senior Notes due 2011
---------------------------------------- ---------------------------------- ---------------------------------------------
First Union Securities, Inc.             C/o Wachovia Securities, Inc.      o    Alamosa (Delaware), Inc. 12.5%
                                         1525 West WT Harris Blvd.               Senior Notes due 2011
                                         Charlotte, NC                      o    Alamosa (Delaware), Inc. 13.625%
                                         28262                                   Senior Notes due 2011
---------------------------------------- ---------------------------------- ---------------------------------------------
Scotia Capital (USA) Inc.                One Liberty Plaza                  o    Alamosa (Delaware), Inc. 12.5%
                                         165 Broadway Ave.                       Senior Notes due 2011
                                         25th Floor                         o    Alamosa (Delaware), Inc. 13.625%
                                         New York, NY 10006                      Senior Notes due 2011
---------------------------------------- ---------------------------------- ---------------------------------------------